Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

RECEIVED
2006 OCT 16 P 3:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

3 October 2006

06017413

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 September to 30 September 2006.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PP Sandra Odell
Deputy Secretary

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

Tel: 0116 200 4352
Fax: 0116 200 4390
Email: sandra.odell@alliance-leicester.co.uk

ENCLS

Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

August 2006

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 19 – various dates

288b – Terminating appointment as director or secretary – Richard Hawker in respect of :
- Fosse (Master Issuer) Holdings Limited - 15 September 2006
- Fosse Master Issuer plc - 15 September 2006
- Fosse Pecoh Limited - 15 September 2006
- Fosse Funding (No.1) Limited - 15 September 2006

Information filed with the UKLA or the LSE and made public thereby

Sale of Commercial Customer Leases
Notification of Transactions of Directors etc - 5 September 2006
Notification of Major Interests in Shares - 5 September 2006
Notification of Major Interests in Shares - 6 September 2006
Notification of Transactions of Directors etc - 7 September 2006
Notification of Transactions of Directors etc - 19 September 2006

Information distributed to the Company's security holders

NIL

File No. 82-4964

coform

RECEIVED

2006 OCT 16 P 3:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,957		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES	Ordinary 50p	9,957
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 01-Sep-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **1 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
David Stephen	McCarthy	Close	Narborough	Leicester	LE19 2RH	0		1305	1,305	0	0
John	Arthur	Close	Market Harborough	ire	LE16 9DX	0		1115	1,115	0	0
Jim Anthony	Aspinwall	Close	Lutterworth	ire	LE17 4GL	0		654	654	0	0
Fiona Jane	Thompson	Rocholme	Nemos Close	Helsby	Frodsham	Cheshire		996	996	0	0
Karen	Spencer	20 Fairway	Kibworth Beauchamp	Leicester	hire	LE8 0LB		618	618	0	0
Michael Ernest	Ashton	Close	Hinckley	Leics	LE10 1TN	0		718	718	0	0
								5406	**5406**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **1 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
Jim Anthony	Aspinwall	14 Dempsey Close	Lutterworth	Leicestershire	LE17 4GL		0	2844	2,844	0	0
Gordon Graham	Daniels	20 Kingston Close	Mere View	Bolton Road	Bury	Lancashire		1416	1,416	0	0
								4260	**4260**	**0**	**0**

Scheme Approved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **1 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse	Spouse Name	A&L ShareSafe Account
Gordon Graham	Daniels	Close	Mere View	Road	Bury	Lancashire	291	0	0	291	Ann Elizabeth Daniels	00023503968
							291	**0**	**0**	**291**		

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	09	2006	04	09	2006

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	100721	16427	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	8.795	8.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORD 50p	Number allotted 112,588
Name DAVID JONATHAN BENNETT Address MARSTON FARM, SHUCKBURGH, PRIORS MARSTON, SOUTHAM WARWICKSHIRE UK Postcode C V 4 7 7 R Y	Class of shares allotted ORD 50p	Number allotted 4,560
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 04.09.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER plc

CARLTON PARK, NARBOROUGH, LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

<u>ALLIANCE & LEICESTER PLC</u>

<u>Scheme</u> Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **4 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
David Jonathan	Bennett	Marston Farm	Shuckburgh Road	Priors Marston	Southam	Warwickshire	CV47 7RY	29,846	27,160	2,686	0
David Jonathan	Bennett	Marston Farm	Shuckburgh Road	Priors Marston	Southam	Warwickshire	CV47 7RY	16,427	14,553	1,874	0
Michael A	Thomas	Oxholme	Devon Lane	Bottesford	Nottinghamshire	NG13 0BZ		9,067	9,067	0	0
Gary	Wilkinson	5 Bonner Close	Oadby	leicester	LE2 4YZ			7,674	7,674	0	0
								63,014	**58,454**	**4,560**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **4 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
Geoffrey Arthur	Faulkner	90 Copse Avenue	West Wickham	Kent	BR4 9NP			2556	2,556	0	0
Andrew David	Warsop	11 Green Leys	Compton Acres	West Bridgeford	Nottinghamshire	NG2 7RX		517	517	0	0
Fiona Jane	Thompson	Rocholme	Nemos Close	Helsby	Frodsham	Cheshire	WA6 9QG	346	346	0	0
Stephen John	Burton	12 Elliot Close	Whetstone	Leicester	LE8 6QX			1049	1,049	0	0
Diane	Henderson	47 Endlebury Road	North Chingford	London	E4 6QB			326	326	0	0
Andrew Charles	Haygarth	Wydders Barn	Free Green Lane	Lower Peover	Knutsford	Cheshire	WA16 9QU	3806	3,806	0	0
Roger	Hooley	48 Twinning Brook Road	Cheadle Hulme	Cheadle	Cheshire	SK8 5RJ		1144	1,144	0	0
Andrew	Swann	Nield House	Beamond End	Amersham	Buckinghamshire	HP7 0QT		8836	8,836	0	0
George William	Hazell	37 Hawthorne Drive	Thornton	Leicestershire	LE67 1AW			648	648	0	0
Michael Ernest	Ashton	10 Osbaston Close	Hinckley	Leicestershire	LE10 1TN			759	759	0	0
Susan Elizabeth	Quigley	Church Farm House	The Village	Burton South Wirral	Cheshire	CH64 5TH		930	930	0	0
Ian Stewart	Rubery	42 Mill Hill	Baginton	Coventry	CV8 3AG			3960	3,960	0	0
Donna Marie	Leech	Mannville House	6 Yew Tree Close	Willoughby Waterlys	Leicestershire	LE8 6BU		684	684	0	0
Rachel Jane	Morrison	23 The Beeches	Uppingham	Rutland	Leicestershire	LE15 9PG		4083	4,083	0	0
Stewart	Fraser	Ivy House	10 Gaskell Avenue	Knutsford	Cheshire	WA16 0DA		5525	5,525	0	0
John Anthony	Hennigan	1 Woodlands Court	Oadby	Leicester	LE2 4QE			3683	3,683	0	0
Simon James	Hull	Toad Hall	New Road	Laxey	Isle of Man	IM4 7BF		4758	4,758	0	0
Mark Grenville	Evans	12 Speedwell Road	Mountsorrel	Leicestershire	LE12 7FF			320	320	0	0
								43930	**43,930**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **4 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Andrew David	Warsop	11 Green Leys	Compton Acres	West Bridgeford	Nottinghamshire	NG2 7RX	895	895	0	0
Stephen John	Burton	12 Elliot Close	Whetstone	Leicester	LE8 6QX		559	559	0	0
Diane	Henderson	47 Endlebury Road	North Chingford	London	E4 6QB		984	984	0	0
Roger	Hooley	48 Twining Brook Road	Cheadle Hulme	Cheadle	Cheshire	SK8 5RJ	453	453	0	0
George William	Hazell	Hill Beck	37 Hawthorne Drive	Thornton	Leicestershire	LE67 1AW	775	775	0	0
Jeremy	Woodland	15 Greenway	Kibworth Beauchamp	Leicester	LE8 0LU		653	653	0	0
Susan Elizabeth	Quigley	Church Farm House	The Village	Burton South Wirral	Cheshire		592	592	0	0
Piush	Desai	Alliance and Leicester	Permanent House	Horsefair Street	Leicestershire		1188	1,188	0	0
Martyn Dean	Jackson	198 Rugby Road	Milverton	Leamington Spa	CV32 6DU		1487	1,487	0	0
Donna Marie	Leech	Mannville House	6 Yew Tree Close	Willoughby Waterleys	Leicestershire		782	782	0	0
Carl Thomas	Wall	46 Hidcote Road	Oadby	Leicester	LE2 5PE		848	848	0	0
Mark Grenville	Evans	12 Speedwell Road	Mountsorrel	Leicestershire	LE12 7FF		988	988	0	0
							10204	**10,204**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	09	2006	05	09	2006

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	28032		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ALLOTMENT SCHEDULE'S	Class of shares allotted	Number allotted
Address	Ord 50p	27933
UK Postcode		
Name MICHAEL INNES	Class of shares allotted	Number allotted
Address 20 STRECHE ROAD SWANAGE DORSET	Ord 50p	99
UK Postcode BH19 1NF		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 05.09.06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER plc	
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL	
	Tel 0116 200 2778
DX number 11000	DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **5 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Fraser William	Paton	82 Woodfield Avenue	Edinburgh	EH13 0QP				1067	1,067	0	0
Sandra Judith	Odell	10 Wards lane	Yelvertoft	Northamptonshire	NN6 6LY			776	776	0	0
Timothy Michael	Heydon	The Old House	Gynwell	Naseby	Northamptonshire	NN6 6DB		475	475	0	0
Michael	Dawbarn	87 Aviemore Drive	Fearnhead	Warrington	Cheshire	WA2 0TH		499	499	0	0
Michael	Innes	20 Streche Road	Swanage	Dorset	BH19 1NF		0	692	593	99	0
								3509	**3,410**	**99**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **5 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
William Edward	Sutton	1 Fieldhurst	Barkisland	Halifax	HX4 0JE		9209	9,209	0	0
Timothy Michael	Heydon	The Old House	Gynwell	Naseby	Northamptonshire	NN6 6DB	1152	1,152	0	0
Michael	Dawbarn	87 Aviemore Drive	Fearnhead	Warrington	Cheshire	WA2 0TH	1104	1,104	0	0
Sandra Judith	Odell	10 Wards Lane	Yelvertoft	Northamptonshire	NN6 6LY		647	647	0	0
Richard A	Smithies	Cobweb Cottage	Lady Gate	Diseworth	Derbyshire	DE74 2QF	3488	3,488	0	0
Peter David	Duffell	Westwood	Mill Lane	Aslockton	Nottingham	NG13 9AS	4727	4,727	0	0
Fraser William	Paton	82 Woodfield Avenue	Edinburgh	EH13 0QT			199	199	0	0
Kevin John	Chowne	13 Glebe Road	West Bridgeford	Nottingham	NG2 6DS		3997	3,997	0	0
							24523	**24,523**	**0**	**0**

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	06	09	2006
To	06	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8129		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ord 50p	Number allotted 8129
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 06·09·06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER plc

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **6 September 2006**

Forename	Surname	Address			Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard Graham	Price	17 The Chase	Knaresborough	North Yorkshire	2896	2,896	0	0
					2896	**2,896**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **6 September 2006**

Forename	Surname	Address			Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Charles Stuart	Wilson	The lake House	15 Malthouse Meadow	Hillfield Hall	540	540	0	0
					540	**540**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **6 September 2006**

Forename	Surname	Address				Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Charles Stuart	Wilson	The Lake House	15 Malthouse Meadow	Hillfield Hall	Solihull	1010	1,010	0	0
						1010	**1,010**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **6 September 2006**

Forename	Surname	Address			Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
Sandra Lyn	Buy	28 Robotham Close Narborough	Leicester	LE9 5RH	3683	3,683	0	0
					3683	**3,683**	**0**	**0**

Companies House
for the record

File No. 82-4964

RECEIVED
2006 OCT 16 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	09	2006	07	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2920		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ord 50p	Number allotted 2920
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed ______________________ **Date** 07.09.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER plc
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **7 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Damien Paul	McGrath	The Slipway	Manorial Road	Parkgate	South Wirral	CH64 6QW	1421	1,421	0	0
							1421	**1,421**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **7 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Keith Lawrence	Groves	26 Sandy Road	Norton	Stourbridge	West Midlands	DY8 3AH	1499	1,499	0	0
							1499	**1,499**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	09	2006	08	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17149		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE'S Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 17149
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 5

Signed [signature] Date 08·09·06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER plc

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **8 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Steven John	Stopani	Barn Cottage	Top End	Pytchley	Northamptonshire	NN14 1EX	35	35	0	0
Robert Leslie	Towers	27 Winwick Park Avenue	Winwick	Warrington	Cheshire	WA2 8XB	3411	3,411	0	0
							3446	**3,446**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **8 September 2006**

Forename	Surname	Address			Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse	ShareSafe
Julie Anne	Hughes	22 Far Moss Road	Blundellsands	Liverpool L23 8TQ	696	0	696	0	00018079746
					696	**0**	**696**	**0**	

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **8 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
Georgina Wendy	Broad	13 Station Road	Market Bosworth	Nuneaton	Warwickshire	CV13 0JS	4074	4,074	0	0
							4074	**4,074**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **8 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
Donna	Cunliffe	Ivy House	Off Higher Lane	Rainford	St Helens	WA11 8NU	3698	0	3,698	0
							3698	**0**	**3698**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **8 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Simon Mark	Brady	Orchard View	Sandmead Road	Sandford	Winscombe	North Somerset	BS25 5QG	3447	3,447	0	0
Steven John	Stopani	Barn Cottage	Top End	Pytchley	Northamptonshire	NN14 1EX		1788	1,788	0	0
								5235	**5,235**	**0**	**0**

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 / 09 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,640		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	1038		

RECEIVED 2006 OCT 1[illegible] P 3:[illegible] OFFICE OF INTERNATIONAL CORPORATE FINANCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Share Incentive Plan Trust	Class of shares allotted: Ordinary	Number allotted: 10,640
Address: Capita IRG The Registry 34 Beckenham Road Beckenham		
UK postcode: BR3 4TU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** 08-Sep-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	09	2006	11	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1555	546	922
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	8.795	6.785	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	09	2006	11	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1326		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	7.545		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE'S Address UK Postcode	Class of shares allotted ORDINARY 50P	Number allotted 4349
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 14.09.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER plc
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **11 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
Frank Patrick	Lambe	19 Redwood Avenue	Lydiate	Merseyside	L31 2PE	0	273	273	0	0
Frank Patrick	Lambe	19 Redwood Avenue	Lydiate	Merseyside	L31 2PE	0	663	663	0	0
Frank Patrick	Lambe	19 Redwood Avenue	Lydiate	Merseyside	L31 2PE	0	461	461	0	0
Frank Patrick	Lambe	19 Redwood Avenue	Lydiate	Merseyside	L31 2PE	0	273	273	0	0
Frank Patrick	Lambe	19 Redwood Avenue	Lydiate	Merseyside	L31 2PE	0	663	663	0	0
Frank Patrick	Lambe	19 Redwood Avenue	Lydiate	Merseyside	L31 2PE	0	461	461	0	0
							2794	**2,794**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **11 September 2006**

Forename	Surname	Address	Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
David Miller	Bland	32 Coales Gardens Market Harborough LE16 7NY	778	778	0	0
David	Churchill	22 High Street Kibworth Beauchamp Leicester LE8 0LR	777	777	0	0
			1555	**1,555**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	1 3 0 9 2 0 0 6	1 3 0 9 2 0 0 6

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7799		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE'S	Class of shares allotted	Number allotted
Address	ORDINARY 50P	7799
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 2

Signed ______________ **Date** 14.09.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER plc

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **13 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Nicholas A	Cooper	24 Heron Road	Oakham	Rutland	Leicestershire	LE15 6BN	434	434	0	0
Robert Leslie	Towers	27 Winwick Park Avenue	Winwick	Wassington	Cheshire	WA2 8XB	2114	2,114	0	0
Karen	Spencer	20 Fairway	Kibworth Beauchamp	Leicestershire	LE8 0LB		916	916	0	0
							3464	**3,464**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **13 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Nicholas A	Cooper	24 Heron Road	Oakham	Rutland	Leicestershire	LE15 6BN	924	924	0	0
Colin Richard	Morley	86 Gristhorpe Road	Selly Oak	Birmingha	B29 7SW		3411	3,411	0	0
							4335	**4,335**	**0**	**0**

Companies House
for the record

File No. 82-4964

RECEIVED
2006 OCT 16 P 3:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	09	2006	14	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8370	186	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£6.70	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	ORDINARY 50P	8556
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 14-09-06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **14 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Martin William	Evans	48 Moss Lane	Bramhall	Stockport	Cheshire	SK7 1EH	3269	3,269	0	0
Martin William	Evans	48 Moss Lane	Bramhall	Stockport	Cheshire	SK7 1EH	186	186	0	0
							3455	**3,455**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **14 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Martin Paul	Harrison	- 11 The Greenway	Kibworth Beauchamp	Leicester	LE8 0LU	0	3017	3,017	0	0
Martin William	Evans	48 Moss Lane	Bramhall	Stockport	Cheshire		1520	1,520	0	0
							4537	**4,537**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **14 September 2006**

Forename	Surname	Address				Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Carl Thomas	Wall	46 Hidcote Road	Qadby	Leicestershire LE2 5PE	0	564	564	0	0
						564	**564**	**0**	**0**

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	98	77	602
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	644.4	632	668

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 777
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 19-Sep-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 15 September 2006

Alliance Leicester

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
MRS	KAREN	SHANKS	40 THE MOUNT	DRIFFIELD	EAST YORKS	YO25 5JW	98
						Total	**98**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 15 September 2006

Alliance Leicester

Early Exercise 2002 Scheme

Name				Address			Total Options Exercised
MRS	KAREN	SHANKS	40 THE MOUNT	DRIFFIELD	EAST YORKS	YO25 5JW	77
						Total	**77**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 15 September 2006

Alliance Leicester

Early Exercise 2004 Scheme

Name			Address				Total Options Exercised
MRS	NICOLA	BRENNAN	168 STUART ROAD NORTH	BOOTLE	MERSEYSIDE	L20 9EX	602
						Total	**602**

File No. 82-4964

Companies House
for the record

RECEIVED
2006 OCT 16 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	15 09 2006	15 09 2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1634		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

1

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: see attached schedules	Class of shares allotted	Number allotted
Address	ORDINARY 50P	1634
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] **Date** 19.09.06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER plc
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **15 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Kevin John	Finch	Oaklands	Mill Lane	Exeter	Devon	EX3 0PH	782	782	0	0
							782	**782**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **15 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Colin Richard	Morley	86 Gristhorpe Road	Selly Oak	Birmingham	B29 7SW	0	852	852	0	0
							852	**852**	**0**	**0**

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24,719	2,724	260
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.795	7.545	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary 50p	Number allotted: 9,619
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 19-Sep-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **19 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
David Philip	Ramsden	3 Ennerdale Close	Gamston	Nottingham	NG2 6NG	0	1362	1,228	134	0
David Philip	Ramsden	3 Ennerdale Close	Gamston	Nottingham	NG2 6NG	0	130	0	130	0
David Philip	Ramsden	3 Ennerdale Close	Gamston	Nottingham	NG2 6NG	0	1362	0	1,362	0
David Philip	Ramsden	3 Ennerdale Close	Gamston	Nottingham	NG2 6NG	0	130	0	130	0
							2984	**1,228**	**1,756**	**0**

ALLIANCE & LEICESTER PLC
Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **19 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Donna	Cunliffe	Ivy House	Off Higher Lane	Rainford	St Helens	WA11 8NU	3698	3,698	0	0
							3698	**3,698**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **19 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
MARK EVAN	JONES	2 FELL CLOSE	SADDINGTON GRANGE	FLECKNEY	LEICESTER	LE8 8DG	732	732	0	0
PAUL THOMAS	CARINE	HOLMBERRY	NEWTON KYME	TADCASTE	NORTH	LS24 9LS	925	925	0	0
							1657	**1,657**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **19 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
MARK EVAN	JONES	2 FELL CLOSE	GRANGE	FLECKNEY	LEICESTER	LE8 8DG	738	667	71	0
JOHN	ARTHUR	6 WESTFIELD CLOSE	HARBOROUGH	HIRE	LE16 9DX		125	125	0	0
PAUL THOMAS	CARINE	STREET	NEWTON KYME	TADCASTER	YORKSHIRE	LS24 9LS	417	417	0	0
							1280	**1,209**	**71**	**0**

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	24,719	696	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	8.795	7.545	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary 50p	Number allotted: 25,415
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 19-Sep-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

ALLIANCE & LEICESTER PLC
Scheme Approved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **18 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Roy	Hewitt	6 Howells Avenue	Great Sutton	South	CH66 2SZ	0	400	400	0	0
							400	**400**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **18 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Roy	Hewitt	6 Howells Avenue	Great Sutton	South Wirral	CH66 2SZ	0	1233	1,233	0	0
							1233	**1,233**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **18 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Kevin John	Finch	Oaklands	Mill Lane	Exeter	Devon	EX3 0PH	637	637	0	0
Charles Toby Fitzherbert	White	The Manor House	Hopton Wafers	Nr Cleobury	Mortimer	Shropshire	5525	5,525	0	0
Peter John	Curry	97 Delph Park Avenue	Aughton	Ormskirk	Lancashire	L39 5DF	5952	5,952	0	0
Shaun Kingsley	Astley	12 Hambleton Close	Oakham	Rutland	LE15 6FY		10972	10,972	0	0
							23086	**23,086**	**0**	**0**

ALLIANCE & LEICESTER PLC
Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **18 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
Charles Toby Fitzherbert	White	The Manor House	Hopton Wafers	Nr CLEOBURY	Mortimer	Shropshire	348	348	0	0
Charles Toby Fitzherbert	White	The Manor House	Hopton Wafers	Nr CLEOBURY	Mortimer	Shropshire	348	348	0	0
							696	696	0	0

File No. 82-4964

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	09	2006	21	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11323		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted ORDINARY 50P	Number allotted 1,1323
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 4

Signed [signature] **Date** 22 Sept 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER plc
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **21 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
STEPHEN	PARISH	HUNTINGS	KIRBY MUXLOE	R	LE9 2BX	0	633	633	0	0
ANNA MARIA	DAVIES	CREWE CLOSE	NEWBOLD VERDON	RSHIRE	LE9 9LP	0	585	585	0	0
							1218 ✓	**1,218**	**0**	**0**

CDM 22/9

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **21 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
COLIN STANLEY	JONES	KELANI	DRIVE	BLUNDELLSANDS	MERSEYSIDE L23 7XA		3594	3,594	0	0
ANNA MARIA	DAVIES	CLOSE	NEWBOLD VERDON	LEICESTERSHIRE	LE9 9LP	0	965	965	0	0
							4559	**4,559**	**0**	**0**

CND 22/9

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **21 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ROBERT JAMES	WHEELER	GRANGE	8 THE GREEN	CLIPSTON	HARBOROUG	LE16 9RS		639	639	0	0
JOHN DANIEL	OWEN	WAY	LUTTERWORTH	RSHIRE	LE17 4GJ		0	431	431	0	0
								1070	**1,070**	**0**	**0**

CDM 22/9

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **21 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
PATRICK	RYAN	18 BRANDRETH DELPH	PARBOLD	LANCASHIRE	WN8 7AQ	0	3627	3,627	0	0
RICHARD GRAHAM	PRICE	17 THE CHASE	KNARESBOROUGH	YORKSHIRE	HG5 0SY	0	849	849	0	0
							4476	**4,476**	**0**	**0**

CDR 22/9/06

File No. 82-4964

RECEIVED

2006 OCT 16 P 3:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 2	0 9	2 0 0 6	2 2	0 9	2 0 0 6

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6642	9	3613
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.60	£7.545

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100	100	100

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted ORDINARY 50P	Number allotted 10264
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form **3**

Signed [signature] **Date** 25.9.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **22 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ANGELA	WILSON	DRIVE	SHOTLEY BRIDGE	CONSETT	DURHAM	DH8 0NT	9	9	0	0
ANGELA	WILSON	DRIVE	SHOTLEY BRIDGE	CONSETT	DURHAM	DH8 0NT	1173	1,173	0	0
							1182	**1,182**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 21

Schedule of Allotments

Date of Exercise: **22 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ANDREW PETER	HUBBARD	GROVE	KIRBY MUXLOE	R	RE	LE9 2DF		1109	1,109	0	0
GRAHAM JOHN	WENLOCK	37 MILL HILL	ENDERBY	R	RE	LE9 5AL		1012	1,012	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								2121	**2,121**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 21

Schedule of Allotments

Date of Exercise: **22 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
CHRISTOPHER MARK	LONG	18 WYSEMEAD	HORLEY	SURREY	RH6 9XX		0	3613	3,613	0	0
CHRISTOPHER MARK	LONG	18 WYSEMEAD	HORLEY	SURREY	RH6 9XX		0	3348	3,348	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								6961	**6,961**	**0**	**0**

File No. 82-4964

RECEIVED
2006 OCT 16 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	09	2006	25	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3704	906	29
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	8.81	0.00	9.95

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	09	2006	25	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3445	3801	3519
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	8.60	8.34	8.715

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ~~SEE ATTACHED SCHEDULES~~ Jim Anthony Aspinwall Address 14 Dempsey Close, Lutterworth Leicestershire UK Postcode LE17 4GL	Class of shares allotted ORDINARY 50P	Number allotted 15,404
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25.09.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER PLC
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	ALLIANCE AND LEICESTER

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	09	2006	27	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6468		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted ORDINARY 50P	Number allotted 6468
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 27.09.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES
ALLIANCE & LEICESTER PLC, CARLTON PARK, NARBOROUGH
LEICESTERSHIRE, LE19 0AL Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

<u>ALLIANCE & LEICESTER PLC</u>

<u>Scheme</u> Unapproved Company Share Option Scheme

Batch NO 23

Schedule of Allotments

Date of Exercise: **27 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Karen	Woods	Gooseberry Farm	Holmesfield	Dronfield	S18 7WB		0	5218	5,218	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								5218	**5,218**	**0**	**0**

28/9/06

ALLIANCE & LEICESTER PLC

Scheme	Approved Company Share Option Scheme
Batch NO	23

Schedule of Allotments
Date of Exercise: **27 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Geoffrey Phillip	Mozley	Broctone Close	Broughton Astley	Leicester	LE9 6XX		0	1250	1,250	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1250	**1,250**	**0**	**0**

28/9.

coform

File No. 82-4964 **88(2)**

RECEIVED

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	09	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,389	1,550	515
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (including any share premium)	632	689	668

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 5,454
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29-Sep-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	113		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	705		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 113
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 29-Sep-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

632

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 29/09/2006

Alliance Leicester

Early Exercise 2002 Scheme

Name			**Address**					**Total Options Exercised**
MRS	RITA	BARRETT	MURLOUGH	4 CULMORE POINT ROAD	CULMORE	DERRY	BT48 8JW	790
MR	IAN	LAWRENCE	26 LITTLETON CLOSE	KENILWORTH	WARWICKSHIRE	CV8 2WA		1975
MRS	SARAH	MCCREADY	45 OAKBRIDGE PARK	LONDONDERRY	BT48 8PY			237
MISS	LINDA	SOUTHWARD	19 DOOLEY DRIVE	BOOTLE	MERSEYSIDE	L30 8RP		387
							Total	**3389**

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 29/09/2006

Alliance Leicester

Early Exercise 2003 Scheme

Name				Address			Total Options Exercised
MRS	DOROTHY	BARKS	4 MOUNT VIEW	GREAT GLEN	LEICESTER	LE8 9GT	107
MRS	WENDY	EDWARDS	14 DUNLOP DRIVE	MELLING	LIVERPOOL	L31 1BX	53
MRS	DEBRA	HUGHES	4 YORK ROAD	MAGHULL	LIVERPOOL	L31 5NL	187
MRS	YVONNE	MCHIGH	30 DELPH DRIVE	BURSCOUGH	LANCASHIRE	L40 5BE	268
MR	JOSEPH	SNELLGROVE	36 HANFORD AVENUE	ORRELL PARK	LIVERPOOL	L9 3BW	134
MISS	ELIZABETH	THORNEWILL	87 REFFIELD CLOSE	TOWCESTER	NORTHANTS	NN12 6DZ	671
MISS	LINDA	SOUTHWARD	19 DOOLEY DRIVE	BOOTLE	MERSEYSIDE	L30 8RP	130
						Total	**1550**

668

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 29/09/2006

Alliance Leicester

Early Exercise 2004 Scheme

Name				**Address**			**Total Options Exercised**
MRS	SUSAN	BYRNE	6 PIGGOTS RAKE	SEFTON	MERSEYSIDE	L30 0PX	104
MRS	DEBRA	HUGHES	4 YORK ROAD	MAGHULL	LIVERPOOL	L31 5NL	260
MRS	SUSAN	TRAYNOR	15 HARTLEYS VILLAGE	AINTREE	LIVERPOOL	L9 7AH	66
MISS	LINDA	SOUTHWARD	19 DOOLEY DRIVE	BOOTLE	MERSEYSIDE	L30 8RP	85
						Total	**515**

705

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 29/09/2006

Alliance Leicester

Early Exercise 2005 Scheme

Name				Address			Total Options Exercised
MRS	SUSAN	BYRNE	6 PIGGOTS RAKE	SEFTON	MERSEYSIDE	L30 0PX	46
MRS	DEBRA	HUGHES	4 YORK ROAD	MAGHULL	LIVERPOOL	L31 5NL	46
MRS	SUSAN	TRAYNOR	15 HARTLEYS VILLAGE	AINTREE	LIVERPOOL	L9 7AH	21
						Total	**113**

File No. 82-4964

Companies House
for the record

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 5985696

Company Name in full FOSSE FUNDING (NO.1) LIMITED

	Day	Month	Year
Date of termination of appointment	15	09	2006

as director [ ] as secretary [✔] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title ___ *Honours etc ___

Please insert details as previously notified to Companies House.

Forename(s) SFM CORPORATE SERVICES LIMITED

Surname ___

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

Signed per pro SFM Directors Limited as Director **Date** 15 September 2006

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5985696

Company Name in full FOSSE FUNDING (NO.1) LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	15	09	2006	†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✓]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc:

Forename(s): RICHARD ALLEN

Surname: HAWKER

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 31 NARBOROUGH ROAD SOUTH

Post town: LEICESTER Postcode: LE3 2HA

County / Region: Country:

†Nationality: BRITISH †Business occupation: COMPANY SECRETARIAL OFFICER

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] Date 15.09.06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] per pro SFM Directors Limited as Director Date 15.09.06

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number | |

† Directors only.

†Other directorships: SEE ATTACHED

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House

for the record

File No. 82-4964

288b

Please complete in typescript, or in bold black capitals.

CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5985699

Company Name in full FOSSE PECOH LIMITED

	Day	Month	Year
Date of termination of appointment	15	09	2006

as director [ ] as secretary [✔] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): SFM CORPORATE SERVICES LIMITED

Surname:

†Date of Birth: Day | Month | Year

A serving director, secretary etc must sign the form below.

Signed per pro SFM Directors Limited as Director **Date** 15 September 2006

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5985699

Company Name in full FOSSE PECOH LIMITED

	Day	Month	Year
Date of appointment	15	09	2006
†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title | *Honours etc

Forename(s) RICHARD ALLEN

Surname HAWKER

Previous Forename(s) | Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 31 NARBOROUGH ROAD SOUTH

Post town LEICESTER | Postcode LE3 2HA

County / Region | Country

†Nationality BRITISH | †Business occupation COMPANY SECRETARIAL OFFICER

†Other directorships (additional space overleaf)

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature X [signature] **Date** 15.09.2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] per pro SFM Directors Limited as Director **Date** 15.09.2006

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number	

† Directors only.

†Other directorships	SEE ATTACHED.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
for the record

File No. 82-4964

288b

Please complete in typescript, or in bold black capitals.

CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5985693

Company Name in full FOSSE MASTER ISSUER PLC

	Day	Month	Year
Date of termination of appointment	15	09	2006

as director ☐ as secretary ☑

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title ______ *Honours etc ______

Please insert details as previously notified to Companies House.

Forename(s) SFM CORPORATE SERVICES LIMITED

Surname ______

	Day	Month	Year
†Date of Birth			

RECEIVED
2006 OCT 16 P 3:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15 September 2006

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5985693

Company Name in full FOSSE MASTER ISSUER PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	19	09	2006	†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): RICHARD ALLEN

Surname: HAWKER

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 31 NARBOROUGH ROAD SOUTH

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: LEICESTER Postcode: LE3 2HA

County / Region: Country:

†Nationality: BRITISH †Business occupation: COMPANY SECRETARIAL OFFICER

†Other directorships (additional space overleaf):

I consent to act as ** ~~director /~~ secretary of the above named company

Consent signature [signature] **Date** 15.09.06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] per pro SFM Directors Limited as Director **Date** 15.09.06

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Group Secretarial, Alliance & Leicester plc
Carlton Park, Narborough, Leicester
LE19 0AL Tel 0116 200 3855
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number | |

† Directors only.

†Other directorships: SEE ATTACHED.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

File No. 82-4964

Companies House
for the record

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5985689

Company Name in full FOSSE (MASTER ISSUER) HOLDINGS LIMITED

	Day	Month	Year
Date of termination of appointment	15	09	2006

as director [ ] as secretary [✔]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): SFM CORPORATE SERVICES LIMITED

Surname:

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] for and on behalf of SFM Directors Limited, Director **Date** 15 September 2006

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5985693

Company Name in full FOSSE (MASTER ISSUER) HOLDINGS LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	15	09	2006	†Date of Birth			

Appointment form

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): RICHARD ALLEN

Surname: HAWKER

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 31 NARBOROUGH ROAD SOUTH

Post town: LEICESTER Postcode: LE3 2HA

County / Region: Country:

†Nationality: BRITISH †Business occupation: COMPANY SECRETARIAL OFFICER

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 15.09.06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15.09.06

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number | |

† Directors only.

†Other directorships: SEE ATTACHED.

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Sale of Commercial Customer Leases

This announcement confirms that the £391m of commercial customer leases designated as 'assets held for sale' in our interim results for the first six months of 2006 have been sold. The transaction results in a pre-tax profit of around £30m which will be accounted for within 'other operating income' in our results for the second half of the year.

We will continue to proactively manage our commercial lending book, although we have no current plans for further customer lease sales during the remainder of 2006.

Contacts

Should you have any queries on this announcement, please contact: -

Stuart Dawkins	Director of Corporate Communications	Tel. 0116 200 3088
Mark Browne	Head of Financial Relations and Reporting	Tel: 0116 200 2123
Press Office		Tel. 0116 200 3355

Disclaimer

File No. 82-4964

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland 426353	230,040
Barclays Capital Nominees Ltd	697,489
Barclays Capital Nominees Ltd	16,447,972
Barclays Capital Nominees Ltd	100,000
Barclays Trust Co & Others	2,795
Barclays Trust Co as Exec/ADM	250
Barclays Trust Co E99	250
Barclays Trust Co R69	5,618
Chase Nominees Ltd 16376	217,625
Chase Nominees Ltd 28270	147,004
Clydesdale Nominees HGB0125 00120142001	5,000
Greig Middleton Nominees Ltd (GM1)	27,100
Investors Bank & Trust Co	11,362
Investors Bank & Trust Co	97,290
JP Morgan (BGI Custody) 16331	112,280
JP Morgan (BGI Custody) 16338	26,693
JP Morgan (BGI Custody) 16341	243,814
JP Morgan (BGI Custody) 16342	56,557
JP Morgan (BGI Custody) 16400	3,438,912
JP Morgan (BGI Custody) 17011	7,648
JP Morgan (BGI Custody) 18409	345,858
RC Greig Nominees Ltd	283,647
RC Greig Nominees Ltd a/c AK1	68,795
RC Greig Nominees Ltd a/c BL1	13,274
RC Greig Nominees Ltd a/c CM1	7,765
RC Greig Nominees Ltd GP1	53,263
RC Greig Nominees Ltd SA1	18,899
Reflex Nominees Ltd	597
Total	22,667,797

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

29 August 2006

11. Date Company informed

4 September 2006

12. Total holding following this notification

22,667,797

13. Total percentage holding of issued class following this notification

5.07%

14. Any additional information

Figures are based on shares in issue of 447,509,214

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of notification

5 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
David Bennett	Yes	Yes	29,846*	8.795
David Bennett	Yes	Yes	16,427**	8.370
Michael Thomas	Yes	No	9,067*	8.795
Gary Wilkinson	Yes	No	7,674*	8.795

* Exercise of options granted in September 2003 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.795.

** Exercise of options granted in March 2002 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.370.

Mr Bennett sold 41,713 of the 46,273 shares on the London Stock Exchange at £10.425595 per share to fund exercise, tax and national insurance costs and retained the balance of 4,560 shares.

Messrs Thomas and Wilkinson exercised and sold all the shares under option at £10.425595 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to a Director and PDMRs as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individuals named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Please refer to 2 above:

David Bennett	4,560
Michael Thomas	0
Gary Wilkinson	0

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

63,014

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

58,454

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£10.425595

13. Date and place of transaction

4 September 2006 – London Stock Exchange

14. Date issuer informed of transaction

4 September 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

5 September 2006

File No. 82-4964

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland 426353	230,040
Barclays Capital Nominees Ltd	710,659
Barclays Capital Nominees Ltd	24,819,703
Barclays Capital Nominees Ltd	100,000
Barclays Trust Co & Others	2,545
Barclays Trust Co as Exec/ADM	250
Barclays Trust Co E99	250
Barclays Trust Co R69	5,118
Chase Nominees Ltd 16376	217,625
Chase Nominees Ltd 28270	147,004
Clydesdale Nominees HGB0125 00120142001	5,000
Greig Middleton Nominees Ltd (GM1)	27,100
Investors Bank & Trust Co	11,362
Investors Bank & Trust Co	97,290
JP Morgan (BGI Custody) 16331	112,280
JP Morgan (BGI Custody) 16338	26,693
JP Morgan (BGI Custody) 16341	243,814
JP Morgan (BGI Custody) 16342	56,557
JP Morgan (BGI Custody) 16400	3,438,912
JP Morgan (BGI Custody) 17011	7,648
JP Morgan (BGI Custody) 18409	345,858
RC Greig Nominees Ltd	282,707
RC Greig Nominees Ltd a/c AK1	68,795
RC Greig Nominees Ltd a/c BL1	13,274
RC Greig Nominees Ltd a/c CM1	7,765
RC Greig Nominees Ltd GP1	53,164
RC Greig Nominees Ltd SA1	18,899
Reflex Nominees Ltd	597
Total	31,050,909

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

31 August 2006

11. Date Company informed

6 September 2006

12. Total holding following this notification

31,050,909

13. Total percentage holding of issued class following this notification

6.94% - Based on issued share capital of 447,509,214

14. Any additional information

Actual issued share capital as at 31/08/06 - 447,595,552

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of notification

6 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	12	10.38
D J Bennett	Yes	Yes	12	10.38
C S Rhodes	Yes	Yes	12	10.38
T S Lloyd	Yes		12	10.38
S Murphy	Yes		12	10.38
S Baum	Yes		12	10.38
G Wilkinson	Yes		12	10.38
S Dawkins	Yes		12	10.38
L Permutt	Yes		12	10.38
I D Buchanan	Yes		12	10.38
A P Lee	Yes		12	10.38
R J Hopwood	Yes		12	10.38
I J Hares	Yes		12	10.38
G Pilkington	Yes		12	10.38
B P Glover	Yes		12	10.38
S Leonard	Yes		12	10.38

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

192

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£10.38

11. Date and place of transaction

6 September 2006 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

6 September 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Sandra Odell
Deputy Secretary

Date of notification

7 September 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share
Shaun Astley	Yes		10,972	£8.795*

* Exercise of options granted in September 2003 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.795.

Mr Astley sold all 10,972 shares on the London Stock Exchange at £10.575795 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to PDMR's as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of option granted under the Alliance & Leicester Unapproved Company Share Option Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

10,972

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

10,972

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

19 September 2006

London Stock Exchange

14. Date issuer informed of transaction

19 September 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

19 September 2006